Exhibit 99.1

1 2Q22 & 1H22 Financial Results August 29, 2022 NASDAQ: PROC

2

3 Team Members Presenting Today Ruben Minski Founder – Chairman – Chief Executive Officer Founder, President and Director (44 years) Chemical Engineering Owners / President Management Program Finance Vice President & Treasurer Chief Executive Officer Chief Financial Officer MBA Electrical & Industrial Engineering Patricio Vargas Chief Financial Officer Advanced Management Program

4 I. 2Q22 & 1H22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

2Q22 & 1H22 Highlights

Continued progress in strategy execution

Announcement of acquisition of **Grupo Somar**(2) and expansion in Mexico – the second largest market in the region

SOMAR

NET REVENUE	B2B NET REVENUES	B2C NET REVENUES
$198 million	$58 million	$140 million
+12% vs. 1H21	+11% vs. Q221	+13% vs. Q221
+18% in constant currency*	+13% in constant currency *	+20% in constant currency*

120+ products **registered in 1H22 –** Deferol K, Azek, Mentsi

170+ products in **registration phase**

21% Renewal rate

6 additional plants in Mexico, including **3 OTC FDA-approved** (2 Softgel facilities)

Closing of transaction and anti-trust approval expected by year end

Commencing of **operations in West Palm Beach**

Growing pipeline of **RX product development**

Construction of a new gummy manufacturing facility in Florida to support increased US demand of advanced gummy technologies

Focus on **ESG agenda and emissions reduction**

~5% of net revenues **invested in R&D** during 2Q22

~7% of net revenues **as CAPEX**

Note: * Constant currency basis – 1H22 when compared to 1H21

5

6 Acquisition of an attractive product portfolio of branded generics targeted to private markets and with strong market positions Expansion into the second largest pharma market in Latin America, located in a country with Investment Grade rating Strong local management team with ample industry experience Significant synergies through cross - selling opportunities and cost efficiencies Product, geographic and revenue diversification reducing operational risks Increased manufacturing and R&D capabilities (including Quifa, Gelcaps , and Subsidiaries) Acquisition Announcement of Grupo Somar Transaction Strategic Rationale

7 Renewal Rate continues to grow as R&D investments are increasing Product Renewal Ratio (%) Relevant R&D Expenditure R&D Investment (%of Net Revenues) ~4 - 5% of Net Revenues invested annually in R&D Continued R&D investment with over 170 products under registration process in the region 1 20+ products launched during 1H22, with a 21% renewal rate due to phasing. Our goal continues at 25% level Oncology line launch with first - line prostate cancer New launches in Colombia: DEFEROL K, AZEC and MENTSI In - House R&D Capabilities Driving Attractive Growth Opportunities Clear avenues for growth given a robust pipeline and a high product renewal rate 24% 20% 21% 21% 3Q21 4Q21 1Q22 2Q22 4 3.8 3.9 5.3 9.2 4% 3% 5% 5% 5% -5% 5% 3Q21 4Q21 1Q22 2Q22 1H22 Launch of cardiology line, emphasis on product with Unigel technology (FEROVAS)

8 I. 2Q22 & 1H22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

2Q22 & 1H22 Net Revenues

Net Revenues



+12%
+14%
77
97
176
107
128
233
86
112
198
1Q21
2Q21
1H21
3Q21
4Q21
2H21
1Q22
2Q22
1H22
US$ mm

Net Revenues Highlights:

- The increase was mainly driven by positive performances in CAN, Nextgel and CASAND business segments.
- Roll out of products in the region and launch of new products in Colombia
- FX impacted performance for the quarter and 1H22. On a constant currency basis, net revenues increased by 18% in 1H22.

9

Net Revenue Performance by SBU

Consistent growth across most business segments

Growth was driven by:

- Nextgel positively impacted mainly by increase in sales of existing products, portfolio expansion with key partners and R&D services
- Procaps Colombia impacted by decrease of Covid cases, FX impact, and great performance of Farma and VitalCare lines
- CAN positively impacted by the roll out of new products and portfolio expansion in several therapeutic areas and lower 2021 base
- CASAND growth supported by positive performance of existing brands in key growth markets, and the rollout of new products
- Diabetrics performance is affected primarily by the closing of EPS. We expect to be normalized by year end

		$ Million	Net Revenue 2Q22	Net Revenue 2Q21	Net Revenue Δ%	Contribution Profit 2Q22	Contribution Profit 2Q21	Contribution Profit Δ%
B2B	CDMO services	Nextgel	32.9	27.5	19.9%	17.5	14.1	24.0%
B2C	Rx & OTC Products	Procaps Colombia	39.6	41.4	-4.5%	15.1	16.5	-8.3%
B2C	Rx & OTC Products	CAN	16.8	8.7	93.1%	6.3	2.1	193.9%
B2C	Rx & OTC Products	CASAND	17.1	14.6	16.8%	6.9	6.3	10.9%
B2C	Diabetes Solutions	Diabetrics	6.0	6.7	-10.4%	1.4	1.5	-5.1%
		Total	112.4	98.9	13.6%	47.2	40.5	16.7%

		$ Million	Net Revenue 1H22	Net Revenue 1H21	Net Revenue Δ%	Contribution Profit 1H22	Contribution Profit 1H21	Contribution Profit Δ%
B2B	CDMO services	Nextgel	58.3	52.5	11.0%	27.7	22.9	21.1%
B2C	Rx & OTC Products	Procaps Colombia	71.5	68.6	4.2%	24.9	21.4	16.0%
B2C	Rx & OTC Products	CAN	28.1	17.1	64.8%	8.4	4.5	87.4%
B2C	Rx & OTC Products	CASAND	29.7	25.1	18.0%	11.8	9.0	31.9%
B2C	Diabetes Solutions	Diabetrics	10.6	13.1	-19.5%	1.3	2.5	-47.2%
		Total	198.0	176.4	12.3%	74.1	60.3	22.9%

Source: Procaps.
Notes: (1) Coomeva is a Colombian public health insurance plan (Entidades Promotoras de Salud, or "EPS").

10

11 2Q22 & 1H22 Gross Profit & Adjusted EBITDA 58 98 73 120 2Q21 1H21 2Q22 1H22 25 33 28 37 2Q21 1H21 2Q22 1H22 Performance ▪ Adjusted EBITDA growth was strong, despite pressures from FX and raw material costs. Positively impacted by the performance of business units and sales of brands, offset by higher Opex . ▪ Contribution margin (gross profit less sales and marketing expenses) of 37% in 1H22. Positively impacted by the performance of business units and sales of brands, offset by higher sales and marketing expenses. 39 60 47 74 2Q21 1H21 2Q22 1H22 US$ million Contribution Margin US$ million Adjusted EBITDA US$ million Gross Profit +24% +20% +13% +12% +22% +25%

12 Balance Sheet & Indebtdeness US$ Million YE 2021 1H22 Cash and equivalents 72.1 37.6 Trade and other receivables 117.4 120.2 Inventories 79.4 99.2 Other current assets 29.1 40.2 Total current assets 298.1 297.2 Property, plants and equipments 112.8 120.4 Intangible assets 30.2 31.9 Other non - current assets 21.1 20.7 Total non - current assets 164.1 173.0 Total assets 462.1 470.2 Short term debt 74.6 75.7 Accounts payable 85.4 90.6 Other current liabilities 27.9 26.5 Total current liabilities 188.0 192.8 Long term debt 178.7 181.8 Warrant liability 23.1 22.5 Shares held in escrow 101.9 94.1 Other non - current liabilities 8.8 8.6 Total non - current liabilities 312.5 307.0 Total liabilities 500.5 499.8 Equity (38.3) (29.6) ▪ Cash on hand impacted by CAPEX, WK increase and high - cost debt reduction ▪ Inventories increased by $19.5 million supported provide support the supply risks we have seen worldwide ▪ We are ready to finance and carry out Somar transaction Indebtdeness Balance Sheet Changes US$ Million Short term 74.6 75.7 Long term 178.7 181.8 Gross debt 253.4 257.5 Cash and equivalents Net debt LTM Adj. EBITDA Net debt / Adj, EBITDA Quick ratio Equity (38.3) (29.6) 99.7 103.8 1.8x 2.1x 1.1x 1.0x 2021 1H22 72.1 37.6 181.3 220.0

13 I. 2Q22 & 1H22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

14 I. 2Q22 & 1H22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

15 R econciliation of Adjusted EBITDA 2Q22 2Q21 Δ% 1H22 1H21 Δ% Net Income (6.9) (0.6) n.a. 9.5 (17.6) n.a. Financial expenses 18.8 14.4 n.a. 4.2 28.6 n.a. Income tax (2.4) 0.9 - 369.3% 3.3 2.8 18.7% D&A 4.9 4.4 11.6% 8.4 8.9 - 5.9% EBITDA 14.4 19.0 - 24% 25.4 22.6 12% FX translation adjustments 1 8.4 1.6 425.0% 3.2 1.8 82.9% Transaction expenses 2 3.7 2.9 28.3% 6.1 5.8 4.7% Other expenses 3 1.1 1.1 0.0% 2.1 2.4 - 12.1% Adjusted EBITDA 27.5 24.6 12% 36.7 32.6 13% Adjusted EBITDA margin 24.5% 24.9% - 38.3 bps 18.54% 18.47% 7.6 bps

Reconciliation of Contribution Margin

	USD$MM	2Q21	1H21	2Q22	1H22
Nextgel	**Net Revenues**	27.5	52.5	32.9	58.3
	COGS	(12.0)	(25.3)	(12.4)	(24.9)
	Gross Profit	**15.461**	**27.164**	**20.540**	**33.380**
	Gross margin %	*56.3%*	*51.8%*	*62.4%*	*57.3%*
	Sales and marketing expenses	(1.4)	(4.3)	(3.0)	(5.7)
	Contribution margin	**14.1**	**22.9**	**17.5**	**27.7**
	Contribution margin %	*51.3%*	*43.6%*	*53.1%*	*47.6%*
Procaps Col	**Net Revenues**	41.4	68.6	39.6	71.5
	COGS	(19.4)	(34.0)	(16.1)	(32.1)
	Gross Profit	**22.071**	**34.634**	**23.445**	**39.360**
	Gross margin %	*80.4%*	*50.5%*	*71.2%*	*55.1%*
	Sales and marketing expenses	(5.6)	(13.2)	(8.3)	(14.5)
	Contribution margin	**16.5**	**21.4**	**15.1**	**24.9**
	Contribution margin %	*60.0%*	*31.2%*	*45.9%*	*34.8%*
CAN	**Net Revenues**	8.7	17.1	16.8	28.1
	COGS	(2.4)	(5.5)	(5.1)	(9.9)
	Gross Profit	**6.343**	**11.598**	**11.763**	**18.220**
	Gross margin %	*23.1%*	*68.0%*	*35.7%*	*64.8%*
	Sales and marketing expenses	(4.2)	(7.1)	(5.5)	(9.8)
	Contribution margin	**2.1**	**4.5**	**6.3**	**8.4**
	Contribution margin %	*7.8%*	*26.3%*	*19.0%*	*29.9%*

	USD$MM	2Q21	1H21	2Q22	1H22
CASAND	**Net Revenues**	14.6	25.1	17.1	29.7
	COGS	(3.2)	(5.9)	(3.0)	(5.1)
	Gross Profit	**11.439**	**19.215**	**14.076**	**24.599**
	Gross margin %	*41.6%*	*76.5%*	*42.8%*	*82.9%*
	Sales and marketing expenses	(5.2)	(10.2)	(7.1)	(12.8)
	Contribution margin	**6.3**	**9.0**	**6.9**	**11.8**
	Contribution margin %	*22.8%*	*35.7%*	*21.1%*	*39.9%*
Diabetrics	**Net Revenues**	6.7	13.1	6.0	10.6
	COGS	(3.9)	(7.9)	(3.2)	(6.4)
	Gross Profit	**2.802**	**5.189**	**2.809**	**4.195**
	Gross margin %	*10.2%*	*39.5%*	*8.5%*	*39.7%*
	Sales and marketing expenses	(1.3)	(2.7)	(1.4)	(2.9)
	Contribution margin	**1.5**	**2.5**	**1.4**	**1.3**
	Contribution margin %	*5.5%*	*19.3%*	*4.3%*	*12.7%*
Total	**Net Revenues**	98.9	176.4	112.4	198.0
	COGS	(40.8)	(78.6)	(39.8)	(78.3)
	Gross Profit	**58.115**	**97.801**	**72.633**	**119.755**
	Gross margin %	*0.0%*	*0.0%*	*0.0%*	*0.0%*
	Sales and marketing expenses	(18.9)	(38.3)	(25.7)	(45.8)
	Contribution margin	**39.2**	**59.5**	**47.0**	**73.9**
	Contribution margin %	*39.7%*	*33.7%*	*41.8%*	*37.3%*

16

17 Use of Constant Currency As exchange rates are an important factor in understanding period - to - period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods . Constant currency information is non - IFRS financial information that compares results between periods as if exchange rates had remained constant period - over - period . We use results on a constant currency basis as one measure to evaluate our performance . We currently present net revenue on a constant currency basis . We calculate constant currency by calculating six month - end period for the six months ended June 30 , 2022 using prior - period (six months ended June 30 , 2021 ) foreign currency exchange rates . The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $ 3 , 622 . 28 per U . S . $ 1 . 00 and R $ 5 . 3862 per U . S . $ 1 . 00 , respectively, for the six months ended June 30 , 2021 . We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange . These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS . Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS .

18 Thank you ir@procapsgroup.com Investor.procapsgroup.com NASDAQ: PROC